24001490

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
SEP 03 2024
Washington, DC

SEC FILE NUMBER
8-67538

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MEDIOBANCA SECURITIES USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 BROADWAY, 37TH FLOOR
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS ALMERINI	(908) 944-9897	LALMERINI@RRBB.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

COHNREZNICK LLP
(Name – if individual, state last, first, and middle name)

1301 AVENUE OF THE AMERICAS	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PIERLUIGI GASTONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MEDIOBANCA SECURITIES USA, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEANNINE VEGA GARCIA
Notary Public - State of New York
NO. 01VE5076270
Qualified in Putnam County
My Commission Expires Apr 21, 2027

Signature: 8/23/24

Title: CEO

Jeannine Vega-Garcia 8/29/24
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A.

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Year Ended June 30, 2024

Mediobanca Securities USA, LLC

Facing Page

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of June 30, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2007.

New York, New York
August 29, 2024

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2024

ASSETS	
Cash and cash equivalents	
Cash	$ 299,556
Investment in money market fund	6,470,072
Total cash and cash equivalents	6,769,628
Deposit with clearing organization	100,000
Due from Parent	388,466
Accounts receivable	75,804
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $47,193	121,318
Deferred tax asset	168,187
Operating lease right-of-use asset	580,929
Prepaid income taxes	1,225
Other assets	4,556
Total assets	$ 8,210,113
LIABLITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 95,411
Accrued payroll and related benefits	1,073,253
Due to Parent	114,835
Lease liability	642,079
Total liabilities	1,925,578
Member's equity	6,284,535
Total liabilities and member's equity	$ 8,210,113

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2024

Revenue:	
Commission income – related party	$ 2,875,336
Research fee income	654,785
Dividend income	165,059
Placement fee income – related party	89,249
Total revenue	3,784,429
Expenses:	
Compensation and benefits	2,465,172
Professional fees	370,646
Rent	315,298
Travel and entertainment	207,753
Market data research	184,343
Office	71,377
Regulatory fees	26,787
Depreciation	25,738
Communications	22,255
Insurance	18,510
Other expenses	38,296
Total operating expenses	3,746,175
Income before provision for income taxes	38,254
Provision for income taxes	22,167
Net income	$ 16,087

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2024

Balance as of July 1, 2023	$6,268,448
Net income	16,087
Balance as of June 30, 2024	$6,284,535

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Statement of Cash Flows
Year Ended June 30, 2024

Cash flows from operating activities:	
Net income	$ 16,087
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	25,738
Deferred tax benefit	(9,515)
Amortization of right-of-use asset	227,255
Changes in operating assets and liabilities:	
Deposit with clearing organization	(100,000)
Due from Parent	(155,409)
Accounts receivable	8,528
Prepaid income taxes	23,666
Other assets	67,306
Accounts payable and accrued expenses	20,252
Accrued payroll and related benefits	(37,958)
Due to Parent	8,906
Operating lease liability	(231,838)
Net cash used in operating activities	(136,982)
Net decrease in cash and cash equivalents	(136,982)
Cash and cash equivalents, beginning of the year	6,906,610
Cash and cash equivalents, end of the year	$6,769,628

Supplemental Disclosure of Cash Flow Information:

Cash payments of income taxes	$ 7,597

See accompanying notes to financial statements

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations. On December 12, 2022, the Company registered with the Commodity Futures Trading Commission ("CFTC") and is regulated by the National Futures Association ("NFA"). The Company can provide brokerage services for index derivatives that have futures contracts as the underlying security.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company accounts for revenue under Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commission income, placement fee income, and advisory fee income are all recognized by the Company when allocated to the Company by its Parent pursuant to revenue sharing agreements (see Note 2 – Related party transactions). The Parent allocates income monthly based upon the trades executed during the month. The majority of trades settle within three business days. Placement and advisory fee income is allocated once the related transactions are closed.

Note 1 - Business and summary of significant accounting policies (continued):

Commission income·

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis. In the Company's statement of financial condition, due from Parent included $388,466 commissions receivable from the Parent at June 30, 2024 and $232,498 commissions receivable from the Parent at June 30, 2023.

Research fee income:

Revenue from research fees is recognized when the amount is fixed and determinable at which time the Company bills its customers and collection is reasonably assured. In the Company's statement of financial condition, accounts receivable included $50,174 research fees receivable at June 30, 2024 and $84,332 research fees receivable at June 30, 2023.

Placement fee income·

Placement fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No placement fees were receivable from the Parent at June 30, 2024 and at June 30, 2023.

Advisory fee income:

Advisory fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured. No advisory fees were receivable from the Parent at June 30, 2024 and at June 30, 2023.

Cash and cash equivalents:

Cash consists of cash on deposit with a financial institution. Cash equivalents are investments in money market funds and investments with maturities of 90 days or less when purchased.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Leases:

The Company accounts for leases under Accounting Standards Codification ("ASC") 842 for its financial statements and records right-of-use assets and lease liabilities for its operating leases. The right-of-use asset in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for

Note 1 - Business and summary of significant accounting policies (continued):

temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2024. The Company's U.S. federal and state income tax returns prior to fiscal year 2021 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2024.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted. For the year ended June 30, 2024, there were no new options granted, no unexercised options were outstanding, and no stock-based compensation expense was incurred.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits. The Company has not experienced any losses in such accounts. As of June 30, 2024, the amount in excess of federally insured limits was $6,470,072.

During the year ended June 30, 2024, the Company invested a substantial portion of its cash in a money market fund. At June 30, 2024, $6,470,072 was invested in the JPMorgan 100% U.S. Treasury Securities Money Market Fund (the "Fund"). The Fund aims to provide the highest possible level of current income while still maintaining liquidity and providing maximum safety of principal. The Fund invests solely in debt securities of the U.S. Treasury, including Treasury bills, bonds and notes. These investments carry different interest rates, maturities and issue dates. The Company's investment in the Fund is held in its account at JPMorgan Chase Bank, N.A.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European markets.

Credit losses:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for credit losses. The Company determines its allowance for credit losses by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. The Company incurred no credit losses during the year ended June 30, 2024, and as of June 30, 2024, there was no balance for the allowance for doubtful accounts.

Note 1 - Business and summary of significant accounting policies (continued):

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense sharing agreements with the Parent. Due from Parent at June 30, 2024, was $388,466 representing commissions due from Parent.

The commission sharing agreements provide for 10% of the commission generated by the Company from its U.S. clients to be allocated to the Parent, with the residual 90% allocated to the Company. In addition, 33% of the commission generated by the Parent from the Parent's clients' trades in U.S. equity securities are allocated to the Company, with the residual 67% allocated to the Parent. In addition, 50% of the sales credits generated by the Parent for investments in fixed income securities placed with assistance from the Company are allocated to the Company as commission revenues. The allocation of commissions from the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date.

The Company has an expense sharing agreement with the Parent regarding certain administrative expenses. For the year ended June 30, 2024, administration expenses charged by the Parent were $49,677 and are included in professional fees on the accompanying statement of operations.

On June 23, 2023, the Company and its Parent entered into a Letter Agreement effective July 1, 2022 which states that should the Company not be able to generate enough volume of business to ensure that the revenues (the commissions paid or retroceded by its Parent) cover the costs incurred by the Company, the Company will receive from its Parent an additional remuneration that guarantees break-even pre-tax income. The Company achieved an operating profit during the year ended June 30, 2024; therefore, it received no loss reimbursement from its Parent pursuant to this agreement. Based on discussions and agreement with its Parent, intercompany balances arising from this Letter Agreement will be settled separately from intercompany balances resulting from revenue and expense sharing agreements; therefore, they have been reported separately in the statement of financial condition. At June 30, 2024, due to Parent of $114,835 included $105,930 owed to Parent as a result of loss reimbursement payments received during the year ended June 30, 2023.

Note 3 – Deposit with clearing broker:

In anticipation of commencing its execution of securities transactions, the Company entered into a clearing agreement with a clearing broker which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Income taxes:

At June 30, 2024, the Company has deferred tax assets of $168,187 and prepaid income taxes of $1,225, both reported as assets in the statement of financial condition.

Note 4 - Income taxes (continued):

The Company evaluated its valuation allowance at year-end and determined the deferred income tax asset will more than likely be realized in the future and therefore no valuation allowance is required at the year-end. The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2024 are comprised of the following:

	As of June 30, 2024
Deferred tax assets	
Accrued bonuses	$ 118,128
Net operating loss	36,503
Deferred rent	17,740
Other	(4,184)
Total deferred tax assets	$ 168,187

The expected tax provision based on the U.S. federal statutory rate is as follows:

	As of June 30, 2024
Statutory federal income tax rate	21.0%
State and local income taxes, net of federal tax benefit	8.1%
State and local taxes on capital, and other	28.8%
Income tax provision	57.9%

The Company's taxable income differs from its pre-tax income due to certain non-deductible expenses and timing differences related to accrued bonuses, net operating loss carryforwards, and deferred rent. In addition, the Company operates in New York, New York, and the state and city of New York impose minimum taxes based on capital that are payable to the extent state and city income taxes would be less than the taxes on capital, which was the case for the year ended June 30, 2024. As a result, the Company's tax provision for the year ended June 30, 2024 was $22,167 as follows:

	As of June 30, 2024
Federal	
Current	$ -
Deferred	(3,963)
State and local	
Current (including taxes on capital)	31,682
Deferred	(5,552)
Income tax expense	$ 22,167

Note 5 - Commitments:

Leases:

The Company leases office space in New York City under a noncancelable lease which expires on June 30, 2027. The Company adopted Topic 842 on June 1, 2022 and recognized leases with duration greater than 12 months on the statement of financial condition. The Company determines at contract inception, if an arrangement contains a lease based on whether the Company obtains the right to control the use of specifically identifiable property for a period of time in exchange for consideration. The Company recorded the related operating lease right-of-use asset and liability at the present value of lease payments over the term. The Company estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Company's leases do not provide an implicit rate of return. The rate used was 7.0%. Lease expense is recognized on a straight-line basis over the lease term. At June 30, 2024, the remaining lease term was three years.

Future minimum lease payments under such commitments are:

For the year ending June 30,	
2025	$ 265,888
2026	273,865
2027	282,081
Total operating lease payments	821,834
Less: imputed interest	(179,755)
Total lease liability	$ 642,079

Rent expense for the year ended June 30, 2024 was $315,298.

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $325,000 per year, a minimum guaranteed bonus of $35,000, and a severance package of $630,000 if the executive's employment is terminated for any reason other than for cause or by request of the executive.

Note 6 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated useful lives	As of June 30, 2024
Office equipment	5 years	$ 33,496
Office furniture	7 years	$ 67,728
Leasehold improvements	5 years	$ 67,287
		$ 168,511
Less accumulated depreciation & amortization		$ (47,193)
Total		$ 121,318

Depreciation expense for the year ended June 30, 2024 was $25,738.

Note 7 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k) profit-sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2024 amounted to $156,187 and are included in compensation and benefits in the statement of operations.

Note 8 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also registered with the NFA and the CFTC and accordingly is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2024, the Company has net capital of $5,336,402, which exceeded the minimum requirement of $250,000 by $ 5,086,402. The Company's percentage of aggregate indebtedness to net capital was 25.2%.

Note 9 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 10 - Subsequent events:

The Company has evaluated the possibility of subsequent events affecting the Company's financial statements through August 29, 2024, the date the financial statements were issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2024

Net Capital:	
Total member's equity	$6,284,535
Liabilities subordinated to claims creditors	-
Total capital and allowable subordinated liabilities	6,284,535
Deduct nonallowable assets	
Due from Parent	388,466
Accounts receivable	75,804
Furniture, equipment, and leasehold improvement, net of accumulated depreciation of $47,193	121,318
Deferred tax asset	168,187
Prepaid income taxes	1,225
Other assets	4,556
Total nonallowable assets	759,556
Net Capital before haircuts on securities positions	5,524,979
Haircuts on securities owned	188,577
Net Capital	$5,336,402
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 95,411
Accrued payroll and related benefits	1,073,253
Due to Parent	114,835
Excess of lease liability over operating lease right-of-use asset ($642,079 minus $580,929)	61,150
Aggregate indebtedness:	$1,344,649
Computation of basic net capital requirement	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum dollar net capital requirement)	$ 250,000
Excess net capital	$5,086,402
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$5,036,402
Percentage of aggregate indebtedness to Net Capital	25.20%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2024.

See Report of Independent Registered Public Accounting Firm

Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2024

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Mediobanca Securities USA, LLC
SCHEDULE III – Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2024

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

See Report of Independent Registered Public Accounting Firm

CohnReznick
ADVISORY • ASSURANCE • TAX

Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16

To the Member and Board of Directors
Mediobanca Securities USA, LLC

In planning and performing our audit of the financial statements of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of and for the year ended June 30, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CohnReznick

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2024, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Member, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
August 29, 2024

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Mediobanca Securities USA, LLC

We have reviewed management's statements, included in the accompanying Mediobanca Securities USA, LLC's Exemption Report, in which (1) Mediobanca Securities USA, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
August 29, 2024

MEDIOBANCA
SECURITIES USA LLC
a company of Mediobanca Banking Group

Mediobanca Securities USA, LLC
Exemption Report

Mediobanca Securities USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended June 30, 2024, without exception.

Mediobanca Securities USA, LLC

I, Pierluigi Gastone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Pierluigi Gastone

CEO

August 29, 2024